Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2014

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with our unaudited interim financial statements and the accompanying notes thereto included elsewhere in this quarterly report filed on Form 6-K and our 2013 annual MD&A and the 2013 audited financial statements and notes thereto included in our annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of May 8, 2014.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended March 31, 2014, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non-GAAP financial measures

We define Adjusted EBITDA as operating earnings plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. Adjusted EBITDA is not a measure of operating performance or liquidity under IFRS or U.S. GAAP. Such terms, as used in this annual report, are not necessarily comparable with similarly titled measures of other companies. Management believes that Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  the future demand for, and sales volumes of, our lumber and pulp products;
  future production volumes, efficiencies and operating costs;
  increases or decreases in the prices of our products;
  our future stability and growth prospects;
  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
  our future profitability and capital needs, including capital expenditures;
  the outlook for and other future developments in our affairs or in the industries in which we participate; and
  the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities, including a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. In 2012, we began construction of a bioenergy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into renewable energy, for consumption by our pulp operations; completion and startup of the bioenergy facility are slated for the later part of 2015.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, timber for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million foot board measure (mmfbm), 80 mmfbm and 120 mmfbm, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital, in the form of log inventory. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $40-45 million, with $5-10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally delivered in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 91% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party-audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations, and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated, and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, we have long-term rights under a Power Purchase Arrangement to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these power purchase rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enable us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently developing a bioenergy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three months ended March 31, 2014, the immediately prior quarter ended December 31, 2013, and the quarter ended March 31, 2013.

	Three months ended
	Mar. 31/14	Dec. 31/13	Mar. 31/13
	(in millions)

Statements of earnings data:
Revenue	$94.5	$91.3	$96.7
Cost of products sold	64.1	62.3	67.7
Freight and other distribution costs	12.9	13.0	14.2
Depreciation and amortization	3.5	3.5	3.5
General and administration	4.7	5.7	3.5
Other (income) expenses	(2.0)	(0.9)	3.2
Operating earnings	$11.3	$7.7	$4.6
Foreign exchange loss on borrowings	(8.8)	(7.0)	(4.4)
Finance expenses	(5.7)	(5.2)	(5.3)
Net loss before income taxes	$(3.2)	$(4.5)	$(5.1)
Income taxes expense (recovery)	1.4	0.8	(0.2)
Net loss	$(4.6)	$(5.3)	$(4.9)
Actuarial gains, net of tax recovery	-	0.6	-
Comprehensive loss	$(4.6)	$(4.7)	$(4.9)

Adjusted EBITDA data:
Operating earnings	$11.3	$7.7	$4.6
Depreciation and amortization	3.5	3.5	3.5
Other unrealized income	(0.4)	(0.2)	(2.5)
Adjusted EBITDA	$14.4	$11.0	$5.6

Other data:
Average exchange rate (US$ per C$1.00)[1]	0.906	0.953	0.992
Period end exchange rate (US$ per C$1.00)	0.905	0.940	0.984

1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for the period reflected the generally positive tone of economic conditions in our market regions and effects associated with the continued decline in the relative value of the Canadian dollar, as well as challenges posed by weather conditions and transportation issues.

U.S. housing start numbers supported lumber benchmark pricing that was consistent with the fourth quarter’s and down only modestly from the levels reached in the first quarter of 2013. Pulp markets, too, remained reasonably strong, with prices climbing for softwood benchmark grades and staying relatively stable in the hardwood grades. In both product lines, our per-unit sales realizations increased quarter-to-quarter and year-over-year, reflecting favorable grade-mix and currency effects.

The Canadian dollar declined against the U.S. dollar in the quarter, averaging under US$0.91 for the period. The weaker Canadian dollar generated a rise of 6.5% in revenues from U.S.-dollar-denominated product pricing, an effect offset only in small part by exchange-rate impacts on interest expense associated with our U.S.-dollar-denominated long-term debt.

Pulp sales volumes in the period were adversely affected by a month-long job action at the Vancouver port that significantly reduced shipments. Though challenged through the quarter by trucking shortages related both to port congestion and to severe weather, our lumber segment was able to sustain shipments at levels consistent with the comparable prior periods.

First quarter revenue of $94.5 million was up from the $91.3 million recorded in the previous period, reflecting the favorable exchange rates and higher per-unit sales realizations, but down from $96.7 million in the same quarter of 2013, largely due to the reduced pulp shipment volumes.

At $64.1 million, cost of products sold increased from the $62.3 million recorded in the previous quarter, on higher energy, fiber and labor costs, but decreased compared to the same period of the previous year, on the lower pulp shipments.

Freight and other distribution costs were essentially unchanged from the previous quarter, despite reduced shipments, with transportation costs climbing on a per-unit basis as a result of the port disruptions and trucking and railcar shortages.

Depreciation and amortization costs were similar to the comparable periods, as there were no significant changes in our depreciable assets.

General and administration changes were primarily related to profit-sharing provisions, with differing amounts calculated in the current and prior quarters, and no profit-sharing provision made in the first quarter of 2013.

Other income or expense includes both realized and unrealized gains and losses on commodity derivative contracts and foreign-exchange impacts on U.S.-dollar-denominated working capital balances. Other income of $2.0 million in the quarter was up from $0.9 million in the previous quarter, reflecting gains on currency exchange. This was a significant shift from the other expense of $3.2 million recorded in the first quarter of 2013, which primarily resulted from unrealized losses on commodity derivatives.

We had operating earnings of $11.3 million in the quarter, continuing the improving trend over operating earnings of $7.7 million in the previous period and $4.6 million in the same period of 2013.

The ongoing decline in relative value of the Canadian dollar had an $8.8 million negative impact on the translation of our U.S.-dollar-denominated long-term debt, compared to the $7.7 million loss recorded in the previous period and the $4.4 million loss in the same period of 2013.

At $5.7 million, financing expenses, which are largely denominated in U.S. dollars, were slightly higher in the quarter than in the comparable periods, again reflecting the declining value of the Canadian dollar.

After a $1.4 million provision for income-tax expense, we posted a net loss of $4.6 million for the quarter, a result consistent with the net losses in the comparable quarters. Tax expense was incurred despite the net loss as a result of non-tax-deductible items, including the non-deductible $8.8 million loss on translation of our U.S.-dollar-denominated long-term debt.

We recorded Adjusted EBITDA of $14.4 million for the period, up from $11.0 million in the previous quarter and $5.6 million in the comparable period of the previous year. The increase in Adjusted EBITDA was in line with the increase in operating earnings.

Operating results by business segment

Lumber

	Three months ended
	Mar. 31/14	Dec. 31/13	Mar. 31/13
	(in millions)

Production (total sawmill) - SPF - mmfbm	128.8	129.8	127.6
Production (dressed lumber) - SPF - mmfbm	109.8	116.9	118.6
Shipments - SPF - mmfbm	125.4	121.3	125.9
Benchmark price - SPF#2&Better - US$ per mfbm	$367	$370	$390

Revenue - millions	$50.0	$46.1	$47.5
Cost of products sold - millions	40.1	37.5	36.7
Other realized (income) expense - millions	(0.7)	(0.2)	6.3
Adjusted EBITDA - millions	$10.6	$8.8	$4.5
Adjusted EBITDA margin - %	21%	19%	9%

Other unrealized income - millions	0.6	-	2.8
Depreciation and amortization - millions	(1.7)	(1.6)	(1.7)
Operating earnings - millions	$9.5	$7.2	$5.6

Capital expenditures - millions	$0.5	$0.3	$0.7

The lumber market continued to benefit from increased U.S. demand, as well as a surge in industry shipments to China in the prior quarter. Though benchmark pricing was consistent quarter-to-quarter and declined year-to-year, our lumber segment per-unit sales realizations rose by 5% over the previous period and 6% from the same period in 2013, primarily reflecting the current quarter’s more favorable exchange rates and higher pricing on specialty items.

Market supply and demand were both affected by weather and transportation issues during the period. Severe winter weather through much of North America caused truck and railcar shortages that hampered the industry’s movement of lumber to markets, but also caused a slow-down in building activity that offset supply constraints and contributed to the price stability seen quarter-to-quarter.

Mill productivity was consistent with comparable quarters, with the decline in dressed lumber volume primarily reflecting an increase in sales of rough lumber, as well as minor impacts on drying operations caused by the severe winter weather. At 125.4 mmfbm, shipments were up slightly from the previous quarter, which was affected by typical year-end shipping challenges and seasonal holiday schedules, but consistent with volumes shipped in the same period of the previous year.

Lumber segment revenue of $50.0 million compared favorably to the prior quarters, primarily reflecting currency and grade-mix effects.

Segment cost of products sold rose to $40.1 million, compared to $37.5 million in the prior quarter and $36.7 million in the same quarter of the previous year, due primarily to the impacts of rising energy and fuel prices on operating, harvesting and hauling costs, as well as an annual wage adjustment. Also affecting costs were increased timber dues related to higher market pricing, and longer log-haul distances associated with both our normal harvest-area rotation and Alberta’s mountain pine beetle management strategy.

Other realized income of $0.7 million, resulting from positive exchange-rate impacts as well as modest gains on lumber derivative contracts, was consistent with income of $0.2 million in the previous quarter. The improvement over other realized expense of $6.3 million in the first quarter of 2013 reflected that period’s loss on the conversion of lumber derivative contracts to contracts for future periods.

The segment generated $10.6 million in Adjusted EBITDA for the quarter, a rise over the previous quarter due to increased sales volumes and higher per-unit sales realizations. The sharp improvement from the same period of the prior year primarily reflected the weakening of the Canadian dollar since that time.

Other unrealized income of $0.6 million mainly reflected the period-end mark-to-market valuation of currently held lumber derivative contracts. While an improvement from the prior quarter, this unrealized gain was significantly lower than the comparable period of the previous year, reflecting the modest lumber derivative position held in the current period.

The segment recorded operating income of $9.5 million in the quarter, up 3% from last quarter and 7% from the same period of 2013. This increase reflected the ongoing improvement in market conditions and exchange rates, which more than offset the impacts of rising costs.

Capital expenditures of $0.5 million in the quarter were limited to maintenance-of-business activities, and were consistent with the comparable quarters. For the full year, we expect to make lumber segment capital expenditures of approximately $2 million on maintenance-of-business requirements, and a further $2-3 million on small, high-return projects, for a total of approximately $5 million.

Pulp

	Three months ended
	Mar. 31/14	Dec. 31/13	Mar. 31/13
	(in millions)

Production - madmt	81.7	81.1	81.6
Shipments - madmt	70.3	77.0	89.3
Benchmark price - NBSK, US$ per admt	$1,010	$983	$897
Benchmark price - BEK, US$ per admt	$770	$772	$795

Revenue - millions	$44.4	$45.1	$49.1
Cost of products sold - millions	36.9	37.8	45.2
Other realized income - millions	(0.9)	(0.4)	(0.6)
Adjusted EBITDA - millions	$8.4	$7.7	$4.5
Adjusted EBITDA margin - %	19%	17%	9%

Other unrealized (expense) income - millions	(0.2)	0.2	(0.3)
Depreciation and amortization - millions	(1.7)	(1.8)	(1.8)
Operating earnings - millions	$6.5	$6.1	$2.4

Capital expenditures - millions	$(3.3)	$0.1	$4.9

The pulp segment had a strong quarter in terms of operating performance, with production volumes staying consistent with the high levels achieved in the comparable periods. Affected by a job action that effectively stopped throughput at the Vancouver port for a month, segment shipments declined about 9% from the previous quarter, which had itself been impacted by transportation issues typical for that season, and were down by over 20% from the prior year. Sales volumes in the second quarter are expected to be above normal to compensate for the lower first-quarter shipments, and shipments should be similar to production levels over the course of the full year.

Despite a modest reduction in benchmark hardwood grades, pulp segment per-unit sales realizations for the quarter increased over the previous period, primarily reflecting the favorable impact of the weaker Canadian dollar. At $44.4 million, pulp segment revenue was consistent with the previous quarter, as the impact of lower sales volumes, due to the port strike, was offset by an 8% increase in per-unit sales realizations, largely reflecting exchange effects and modest price increases, especially for softwood grades. Compared to the same period last year, segment revenue declined, as the positive impact of the weaker Canadian dollar could not compensate for the sharply reduced shipments.

Cost of products sold, at $36.9 million, decreased marginally from $37.8 million last quarter, as the lower sales volumes more than offset higher energy, fiber and labor costs, and was significantly lower than the $45.2 million recorded in the same period of 2013, due to the reduced shipments. The pulp mill is working diligently to address cost pressures and is expected to hold per-unit costs at roughly current levels, or to see modest improvement, during the balance of the year.

After accounting for other realized income of $0.9 million associated with exchange rates, the pulp segment recorded Adjusted EBITDA of $8.4 million. This compared favorably with the $7.7 million recorded in the previous period and the $4.5 million recorded in the same period one year earlier.

Taking into account other unrealized expenses and depreciation, the pulp segment recorded operating earnings of $6.5 million in the period, compared to $6.1 million in the previous quarter and $2.4 million in the first quarter of 2013.

Segment capital expenditures, as recorded, are affected by the recovery of US$7.5 million in letters of credit following termination of our contract with the Engineering, Procurement and Construction (EPC) supplier originally engaged to deliver the bioenergy effluent project (BEP). The funds have been used to offset costs incurred on the project to date. Excluding that amount, segment capital expenditures in the quarter were $4.6 million, including $4.3 million related to the BEP and a balance of $0.3 million consistent with normal, quarterly maintenance-of-business expenditures. Non-BEP expenditures in 2014 will be limited to maintenance-of-business activities and are expected to total $2-4 million for the full year.

Since terminating the EPC contract in the fourth quarter of 2013, we have engaged engineering, technology and project management consultants who have worked with our own management team to prepare a new completion plan for the BEP. Despite increased costs and an extended schedule, the project provides a favorable rate of return and is to be completed. Under the revised schedule, construction is expected to resume in the second quarter of 2014 and to be substantially completed by the fourth quarter of 2015. Under the revised budget, the project is expected to require funding, over and above grants, of approximately $57 million, compared to the originally budgeted funding of $15 million, of which $6 million has been spent to date. The project will be funded through cash from operations and through $13 million in interim financing, which will be converted to a lease when the project facilities are operational.

Corporate and other

	Three months ended
	Mar. 31/14	Dec. 31/13	Mar. 31/13
	(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	4.7	5.7	3.5
Other realized income	-	(0.1)	-
Adjusted EBITDA	$(4.6)	$(5.5)	$(3.4)
Depreciation and amortization	(0.1)	(0.1)	-
Operating loss	$(4.7)	$(5.6)	$(3.4)

Capital expenditures	$-	$-	$0.1

Revenue for the corporate and other segment is generated primarily from fees billed to our parent company for administrative services, and was unchanged from the comparable quarters. The segment recorded a $4.7 million operating loss for the quarter, with changes from the comparable periods reflecting profit-sharing provisions, travel costs and wage adjustments.

Summary of financial position

	As at
	Mar. 31/14		Dec. 31/13		Mar. 31/13
	(in millions)

Cash	$23.5		$47.2		$0.7

Restricted cash	0.4		8.0		16.2

Current assets	183.3		178.6		169.4

Current liabilities	45.8		59.3		75.7

Ratio of current assets to current liabilities	4.0	x	3.0	x	2.2	x

Financial liabilities - borrowings	247.4		237.4		229.4

Shareholder's equity	73.0		78.3		67.6

We ended the period with $23.9 million in cash, $0.4 million of which was restricted cash, representing deposits associated with our foreign-exchange derivative contracts. Cash from operations was sufficient to cover changes in working capital, capital investment and financing activities during the quarter.

Changes in financial position

	Three months ended
	Mar. 31/14	Dec. 31/13	Mar. 31/13
	(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$14.3	$10.5	$5.1
Net reforestation	1.2	(0.8)	1.7
Net change in non-cash working capital items	(30.6)	(4.6)	(31.9)
	(15.1)	5.1	(25.1)
Investing activities:
Additions to property plant and equipment	3.5	(2.9)	(2.9)
Receipt of government grants	-	0.6	0.1
Decrease in restricted cash	-	-	2.5
Other	(0.4)	-	-
	3.1	(2.3)	(0.3)
Financing activities:
Increase in borrowings	-	-	11.6
Repayment of borrowings	(0.4)	(0.2)	(0.4)
Finance expenses paid	(10.6)	(0.4)	(9.8)
Dividends	(0.7)	(0.7)	-
	(11.7)	(1.4)	1.4

(Decrease) increase in cash	$(23.7)	$1.4	$(24.0)

Opening Cash	$47.2	$45.8	$24.7
Closing Cash	$23.5	$47.2	$0.7

Cash and cash equivalents	$23.5	$47.2	$0.7
Restricted cash	0.4	8.0	16.2
Total cash	$23.9	$55.2	$16.9

Operations used $15.1 million in cash for the quarter, comparing unfavorably to the $5.1 million generated in the previous period, but an improvement over the $25.1 million used in the same period of 2013, with all figures reflecting seasonal shifts in working capital related to the build-up and consumption of log inventory. Between the start of the fourth and end of the first quarters of each year, we typically draw $40-45 million for log harvesting and hauling activities. In the current period, working capital drew $30.6 million, consistent with the same quarter of 2013.

Within investing activities, additions to property, plant and equipment did not show the typical use of cash in the quarter. Capital expenditures of $5.1 million, including $4.3 million for the BEP, were offset by US$7.5 million retained from the EPC contractor and $0.6 million remaining in accounts payable, with the result that capital projects were a $3.5 million source of cash. Other investing activities represented $0.4 million in restricted cash for deposits associated with our foreign-exchange derivative contracts.

Financing expenditures of $11.7 million in the quarter included payment of $10.6 million in interest on our U.S.-dollar-denominated long-term debt, due April 1, 2013, but transferred before the quarter-end to ensure payment on the due date, as well as payment of interest on the power purchase rights loans. This financing expense was higher than in the same period of 2013 due to the weaker Canadian dollar. Repayment of borrowings in all periods represented principal payments on our power purchase rights loans. A dividend was declared and paid in this quarter.

Liquidity and capital resources

We ended the quarter with $23.5 million in unrestricted cash and $0.4 million in restricted cash. We had $3.7 million committed to standby letters of credit, leaving $46.3 million available under our $50 million revolving credit facility.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $3.7 million committed for standby letters of credit under our revolving credit facility.

Research and development

We did not conduct significant research and development activities in the period, nor in any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange loss on debt.

Outlook

The beginning of 2013 marked the first phase of what some analysts believe will be a sustained period of price improvement for lumber. This outlook was based, in part, on expectations of increased demand from the U.S., as the American housing market recovers and the renovation and remodeling market maintains a steady pace, as well as on continued demand from China. It is also supported on the supply side, given that lumber capacity increases are expected to be constrained by the effects of the mountain pine beetle infestation on available merchantable timber in British Columbia. Though we generally agree with this outlook and expect these demand and supply trends to continue through 2014 and into 2015, our forecast is tempered by regional variations in the U.S. housing recovery, the lack of predictability in Chinese buying patterns, and the unsteady nature of current global economic conditions. Given the current levels of excess inventory at mill sites throughout Western Canada due to transportation shortages, and the inventory build-up at the ports due to the severe winter and Vancouver port strike, we expect to see some softening in lumber pricing through the second quarter, but anticipate that prices will recover in the third quarter.

The prevailing benchmark price of lumber resulted in no export charges imposed under the Softwood Lumber Agreement (SLA) in the first quarter of 2014. Given pricing trends, SLA export charges are not expected to have a significant impact on revenues in the balance of the year.

For all grades of pulp, it is likely that weaker pricing will be seen later in the year, as new hardwood kraft capacity, primarily from South America, comes into the market, eventually affecting prices for all grades. To the extent our BCTMP output is used in the printing and writing or tissue and towel sectors, we would expect to see our associated pricing follow the general downward trend. The current strength of the containerboard market in China, and to a lesser extent in India, is creating a distinct pricing trend for market BCTMP, in both hardwood and softwood grades; however, even with strong demand and limited new capacity, it is expected that pricing for BCTMP grades used in board products will be negatively affected by the new supply of hardwood kraft in the last half of the year.

With a large portion of our sales denominated in U.S. currency, fluctuations in exchange rates may have a significant effect on our income.

Operationally, we expect our facilities to continue to run at operating rates similar to those achieved in 2013. In 2014, the lumber segment is expected to produce approximately 530 million board feet of dressed and rough product, and the pulp segment should again produce and sell approximately 320,000 tonnes.

We expect to continue seeing upward pressure on our costs, with the major factors in the foreseeable future being increased stumpage fees associated with higher lumber pricing, and rising consumer costs for power related to transmission infrastructure expansion. The labor market is also expected to be a significant challenge in the future, as our sector faces strong workforce competition in Alberta from the oil and gas sector.